SilverCrest Acquires New Major Mexico Property

TSX-V: SVL	For Immediate Release

VANCOUVER, BC – December 1, 2010 – SilverCrest Mines Inc. (the “Company”) was advised by the TSX.Venture Exchange and IIROC that trading was halted in the Company's shares due to unusual pre-market trading activity this morning. Other than what is disclosed in this release the Company is not aware of any other material change in its affairs.

The Company wishes to announce that it has acquired a new property in Mexico. The “La Joya Property” is located approximately 75 kilometres southeast of the city of Durango, Mexico in a prolific mineralized region which currently supports several mining operations including Grupo Mexico’s, San Martin Mine, Industrias Penoles,’ Sabinas Mine, Pan American Silver’s, La Colorada Mine and First Majestic Silver’s, La Parrilla Silver Mine. Access and infrastructure near the property is considered excellent.

“We are pleased to have been able to finalize the agreements to acquire these attractive exploration properties in such a prolific region” said J. Scott Drever, President. “These properties bear logistical similarities to our Santa Elena Mine and we are hopeful that we will be able to progress the exploration in a manner and at a rate similar to Santa Elena..”

The Company has entered into agreements for purchase and sale to purchase 100% of the property from local vendors for payments of US$2.68 million payable over a 3 year period plus a 2.5% NSR for “La Joya West” which consists of 521.6 hectares and payments of US$1.5 million payable over a 3 year period plus a 1.5% NSR for “La Joya East” which consists of 1103.6 hectares. Property payments in the first year are minimal.

Previous work on the property, mainly by Luismin SA de CV, consists of a number of drill holes and surface work completed from 1985 to 2001. Surface mapping, sampling by the Company and previous drill results suggest that geology and mineralization is similar to the nearby San Martin Mine which is operated by Grupo Mexico and considered historically to be one of the largest polymetallic (Ag, Cu, Zn, Pb) producers in Mexico. Due diligence work completed by the Company shows several near vertical veins and structures with widths up to 50 metres which cross-cut shallow-dipping mineralized manto (skarn) deposits up to 30 metres thick associated with an anticlinorium complex. Mantos appear to be mineralized near the apex of a series of anticlines. The main alteration and mineralized area appears to be approximately 2 kilometres in strike length, 100 to 200 metres wide and is associated with a nearby exposed intrusive stock. Geochemistry for the system is Ag-Cu-Au-Sb with sulfide mineralization consisting of tetrahedrite, bornite, and chalcopyrite. Native silver may also be present.

Previous drill results which have partially-tested the manto style mineralization. The following is a selection of significant historic results;

	Interval (m)	Width (m)	Ag (ppm)	Cu (%)	Au (ppm)
Hole SAC98-01	81.3-84.1	2.9	705.0	3.01	0.20
	98.0-99.2	5.1	134.3	0.93	0.10
Hole SAC98-02	130.0-136.0	6.1	223.0	1.06	0.08
Hole SAC98-03	15.0-27.0	12.0	141.3	0.44	0.30
	97.39-105.0	7.6	272.9	2.44	0.15
Hole SAC98-04	16.0-25.0	9.0	350.5	1.56	0.30
Hole LB96-04	401.6-426.3	24.7	120.6	1.71	0.30
Hole S-5A	42.6-57.9	15.2	34.0	0.33	3.85

These historic drill hole results are wide spread along the 2 kilometre trend. No previous drilling in the area of interest has adequately tested the surface-exposed mineralized structures.

Recently the Company collected 118 surface channel samples from exposed outcrops with the most significant results as follows;

		Ag (ppm)	Cu (%)	Au (ppm)
SAMPLE #	Width (m)
SA-S-10-21	5.0	814.1	4.59	0.352
SA-S-10-65	4.0	394.2	0.92	0.506
SA-S-10-63	4.0	350.4	1.83	0.126
SA-S-10-29	2.0	265.9	3.63	0.095
SA-S-10-50	1.0	224.6	1.50	0.090
SA-S-10-78	4.0	218.5	1.51	0.934
SA-S-10-72	3.0	215.3	0.84	0.143
SA-S-10-02	1.5	215.1	1.43	0.075
SA-S-10-22	6.3	215.0	1.28	0.128
SA-S-10-80	2.7	214.5	1.85	0.371
SA-S-10-30	2.8	198.7	1.39	0.492
SA-S-10-99	3.0	198.4	0.85	0.063
SA-S-10-66	6.3	185.9	1.33	0.965
SA-S-10-04	4.1	182.0	2.12	0.124
SA-S-10-51	1.4	172.8	0.80	0.131
SA-S-10-33	5.2	172.5	1.40	0.279
SA-S-10-67	5.2	162.3	0.79	1.463
SA-S-10-60	5.0	155.1	0.93	0.099
SA-S-10-81	5.0	151.1	1.92	0.304

Weighted average grade of all 118 collected samples is 90.5 gpt Ag, 0.71 % Cu, 0.25 gpt Au. All sample analysis was completed by Inspectorate Exploration & Mining Services Ltd. in Durango, Mexico and Richmond, BC. Assay results are based on standard fire AA finish and ICP analyses by Inspectorate which is a well established, certified laboratory.

The Company has implemented a 16 core hole drilling program (estimated at 3,000 metres) with the intention to initially test approximately one kilometre of the exposed strike length of the mineralized system including the vertical structures and mantos. The company has completed 4 drill holes which show visible mineralization in the structures, mantos and intrusive rocks. Core samples from the first hole have been submitted for assay.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. SilverCrest anticipates that the 2,500 tonnes per day facility will produce approximately 35,000 ounces of gold and 600,000 ounces of silver per year from the initial open-pit heap leach operation.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.